Pruco Life Insurance Company
Pruco Life Insurance Company of New Jersey

STRATEGIC PARTNERS SM HORIZON ANNUITY

Supplement dated July 12, 2010
To
Prospectuses dated May 1, 2010

This supplement should be read and retained with the prospectus for your contract.  If you would like another copy of the prospectus, please call us at 1-888-PRU-2888.  This supplement announces a name change for each above-referenced annuity contract.

In each May 1, 2010 prospectus, we had listed the name of each contract as “Prudential Premier® Horizon Annuity (formerly called Strategic Partners Horizon)”.  Until further notice, we are referring to each contract by its original name - - “Strategic Partners SM Horizon Annuity”.   Thus, each reference in each prospectus to Prudential Premier® Horizon Annuity is replaced by Strategic Partners SM Horizon Annuity.

This is merely a change of name.  This change does not affect any other aspect of your annuity contract.